Exhibit 99.2

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	April 30, 2011	April 30, 2010
Interest, Dividend and Fee Income
Loans	$1,907	$1,932	$1,925	$1,845	$1,737	$3,839	$3,500
Securities	597	634	563	543	510	1,231	1,028
Deposits with banks	34	21	23	18	16	55	33
	2,538	2,587	2,511	2,406	2,263	5,125	4,561
Interest Expense
Deposits	639	679	666	610	527	1,318	1,086
Subordinated debt	38	33	32	30	28	71	57
Capital trust securities	6	12	14	18	19	18	39
Other liabilities	235	236	189	177	167	471	325
	918	960	901	835	741	1,878	1,507
Net Interest Income	1,620	1,627	1,610	1,571	1,522	3,247	3,054
Provision for credit losses (Note 2)	145	248	253	214	249	393	582
Net Interest Income After Provision for Credit Losses	1,475	1,379	1,357	1,357	1,273	2,854	2,472
Non-Interest Revenue
Securities commissions and fees	309	302	266	258	261	611	524
Deposit and payment service charges	188	195	199	206	197	383	397
Trading revenues (losses)	137	208	166	(1)	213	345	339
Lending fees	138	149	144	148	138	287	280
Card fees	50	45	65	67	66	95	101
Investment management and custodial fees	95	92	91	90	86	187	174
Mutual fund revenues	158	154	144	139	134	312	267
Securitization revenues	179	167	188	167	151	346	323
Underwriting and advisory fees	143	152	135	91	97	295	219
Securities gains, other than trading	48	32	40	9	54	80	101
Foreign exchange, other than trading	33	23	22	22	28	56	49
Insurance income	40	122	83	70	86	162	168
Other	79	78	76	70	16	157	78
	1,597	1,719	1,619	1,336	1,527	3,316	3,020
Net Interest Income and Non-Interest Revenue	3,072	3,098	2,976	2,693	2,800	6,170	5,492
Non-Interest Expense
Employee compensation (Note 8)	1,131	1,210	1,120	1,062	1,071	2,341	2,182
Premises and equipment	376	343	379	337	319	719	627
Amortization of intangible assets	42	50	46	52	55	92	105
Travel and business development	90	86	109	85	77	176	149
Communications	61	60	60	61	58	121	108
Business and capital taxes	14	11	10	19	12	25	23
Professional fees	130	99	118	98	79	229	156
Other	179	187	181	184	159	366	319
	2,023	2,046	2,023	1,898	1,830	4,069	3,669
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	1,049	1,052	953	795	970	2,101	1,823
Provision for income taxes	231	258	196	107	207	489	384
	818	794	757	688	763	1,612	1,439
Non-controlling interest in subsidiaries	18	18	18	19	18	36	37
Net Income	$800	$776	$739	$669	$745	$1,576	$1,402

Preferred share dividends	$34	$34	$34	$33	$34	$68	$69
Net income available to common shareholders	$766	$742	$705	$636	$711	$1,508	$1,333
Average common shares (in thousands)	568,829	567,301	565,088	561,839	558,320	568,052	556,120
Average diluted common shares (in thousands)	571,407	569,938	568,083	565,196	561,868	570,660	559,552
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.35	$1.31	$1.25	$1.13	$1.27	$2.65	$2.40
Diluted	1.34	1.30	1.24	1.13	1.26	2.64	2.38
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	1.40	1.40

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2011 • 27

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010
Assets
Cash and Cash Equivalents	$24,415	$20,717	$17,368	$15,083	$13,623
Interest Bearing Deposits with Banks	3,336	3,522	3,186	3,121	2,741
Securities
Trading	73,215	74,377	71,710	66,300	70,978
Available-for-sale	46,276	47,367	50,543	51,899	50,886
Other	1,093	1,137	1,146	1,151	1,534
	120,584	122,881	123,399	119,350	123,398
Securities Borrowed or Purchased Under Resale Agreements	33,040	35,887	28,102	24,317	25,053
Loans
Residential mortgages	49,560	50,294	48,715	47,097	46,671
Consumer instalment and other personal	52,189	51,751	51,159	49,741	47,774
Credit cards	1,936	3,221	3,308	3,304	3,318
Businesses and governments	66,127	66,334	68,338	68,407	66,894
	169,812	171,600	171,520	168,549	164,657
Customers’ liability under acceptances	6,620	7,194	7,001	6,885	6,981
Allowance for credit losses (Note 2)	(1,736)	(1,880)	(1,878)	(1,879)	(1,885)
	174,696	176,914	176,643	173,555	169,753
Other Assets
Derivative instruments	44,268	39,354	49,759	47,947	41,469
Premises and equipment	1,519	1,537	1,560	1,565	1,552
Goodwill	1,584	1,598	1,619	1,627	1,609
Intangible assets	848	822	812	748	749
Other	8,938	10,012	9,192	10,073	10,219
	57,157	53,323	62,942	61,960	55,598
Total Assets	$413,228	$413,244	$411,640	$397,386	$390,166
Liabilities and Shareholders’ Equity
Deposits (Note 10)
Banks	$18,957	$19,882	$19,435	$19,262	$24,399
Businesses and governments	135,233	133,084	130,773	123,882	115,251
Individuals	99,197	98,634	99,043	99,647	99,610
	253,387	251,600	249,251	242,791	239,260
Other Liabilities
Derivative instruments	41,145	37,393	47,970	45,110	39,523
Acceptances	6,620	7,194	7,001	6,885	6,981
Securities sold but not yet purchased	23,631	22,152	16,438	18,424	16,475
Securities lent or sold under repurchase agreements	43,912	52,143	47,110	42,237	46,323
Other	16,570	16,656	17,414	16,175	16,257
	131,878	135,538	135,933	128,831	125,559
Subordinated Debt (Note 9)	5,208	3,713	3,776	3,747	3,682
Capital Trust Securities (Note 10)	400	400	800	800	1,150
Shareholders’ Equity
Share capital (Note 11)	9,951	9,572	9,498	9,311	9,161
Contributed surplus	102	102	92	90	88
Retained earnings	13,556	13,192	12,848	12,539	12,299
Accumulated other comprehensive loss	(1,254)	(873)	(558)	(723)	(1,033)
	22,355	21,993	21,880	21,217	20,515
Total Liabilities and Shareholders’ Equity	$413,228	$413,244	$411,640	$397,386	$390,166

The accompanying notes are an integral part of these interim consolidated financial statements.

28 • BMO Financial Group Second Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income	$800	$745	$1,576	$1,402
Other Comprehensive Income
Net change in unrealized losses on available-for-sale securities	(21)	(80)	(115)	(103)
Net change in unrealized gains (losses) on cash flow hedges	6	(356)	(150)	(271)
Net loss on translation of net foreign operations	(366)	(213)	(431)	(260)
Total Comprehensive Income	$419	$96	$880	$768

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Preferred Shares
Balance at beginning of period	$2,571	$2,571	$2,571	$2,571
Issued during the period (Note 11)	290	-	290	-
Balance at End of Period	2,861	2,571	2,861	2,571
Common Shares
Balance at beginning of period	7,001	6,368	6,927	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	42	131	92	257
Issued under the Stock Option Plan	47	91	71	135
Balance at End of Period	7,090	6,590	7,090	6,590
Contributed Surplus
Balance at beginning of period	102	89	92	79
Stock option expense/exercised	-	(1)	10	9
Balance at End of Period	102	88	102	88
Retained Earnings
Balance at beginning of period	13,192	11,981	12,848	11,748
Net income	800	745	1,576	1,402
Dividends – Preferred shares	(34)	(34)	(68)	(69)
– Common shares	(398)	(393)	(796)	(782)
Share issue expense	(4)	-	(4)	-
Balance at End of Period	13,556	12,299	13,556	12,299
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	421	457	515	480
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $11, $17, $50 and $26)	(12)	(27)	(98)	(48)
Reclassification to earnings of gains in the period (net of income tax recovery of $5, $21, $9 and $22)	(9)	(53)	(17)	(55)
Balance at End of Period	400	377	400	377
Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(94)	99	62	14
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(15), $135, $53 and $109)	30	(309)	(153)	(232)
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax recovery of $10, $24, less than $1 and $18)	(24)	(47)	3	(39)
Balance at End of Period	(88)	(257)	(88)	(257)
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,200)	(940)	(1,135)	(893)
Unrealized loss on translation of net foreign operations	(665)	(644)	(894)	(785)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax provision of $(116), $(181), $(180) and $(220))	299	431	463	525
Balance at End of Period	(1,566)	(1,153)	(1,566)	(1,153)
Total Accumulated Other Comprehensive Loss	(1,254)	(1,033)	(1,254)	(1,033)
Total Shareholders’ Equity	$22,355	$20,515	$22,355	$20,515

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2011 • 29

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Cash Flows from Operating Activities
Net income	$800	$745	$1,576	$1,402
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	-	10	1	28
Net (gain) on securities, other than trading	(48)	(64)	(81)	(129)
Net (increase) decrease in trading securities	51	(7,066)	(3,169)	(13,066)
Provision for credit losses	145	249	393	582
(Gain) on sale of securitized loans (Note 3)	(140)	(125)	(266)	(247)
Change in derivative instruments – (increase) decrease in derivative asset	(4,584)	3,835	5,281	5,472
– increase (decrease) in derivative liability	4,007	(2,124)	(5,779)	(3,533)
Amortization of premises and equipment	75	64	143	129
Amortization of intangible assets	42	55	92	105
Net (increase) decrease in future income tax asset	(47)	73	(104)	94
Net (increase) decrease in current income tax asset	(54)	(403)	101	(1,063)
Change in accrued interest – (increase) in interest receivable	(167)	(152)	(8)	(51)
– increase (decrease) in interest payable	107	59	(48)	(209)
Changes in other items and accruals, net	198	(1,364)	(1,966)	(1,092)
(Gain) on sale of land and buildings	-	-	(1)	(4)
Net Cash provided by (Used in) Operating Activities	385	(6,208)	(3,835)	(11,582)
Cash Flows from Financing Activities
Net increase in deposits	7,056	1,741	9,814	7,313
Net increase in securities sold but not yet purchased	1,780	805	7,609	4,731
Net increase (decrease) in securities lent or sold under repurchase agreements	(6,924)	(2,896)	(1,519)	1,331
Proceeds from issuance of covered bond deposit (Note 10)	-	-	1,500	-
Repayment of subordinated debt (Note 9)	-	-	-	(500)
Proceeds from issuance of subordinated debt (Note 9)	1,500	-	1,500	-
Proceeds from issuance of preferred shares (Note 11)	290	-	290	-
Proceeds from issuance of common shares	47	94	74	138
Redemption of Capital Trust Securities (Note 10)	-	-	(400)	-
Share issue expense	(4)	-	(4)	-
Cash dividends paid	(390)	(299)	(775)	(597)
Net Cash Provided by (Used In) Financing Activities	3,355	(555)	18,089	12,416
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(162)	944	(538)	683
Purchases of securities, other than trading	(4,807)	(7,363)	(9,144)	(15,408)
Maturities of securities, other than trading	3,283	2,280	8,732	4,602
Proceeds from sales of securities, other than trading	3,082	7,336	4,960	10,133
Net (increase) in loans	(4,614)	(4,567)	(6,670)	(7,084)
Proceeds from securitization of loans (Note 3)	2,633	1,510	3,336	1,843
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,765	8,590	(6,307)	9,744
Proceeds from sales of land and buildings	-	-	1	5
Premises and equipment – net purchases	(78)	(16)	(110)	(70)
Purchased and developed software – net purchases	(51)	(77)	(118)	(120)
Acquisitions (Note 7)	(86)	(24)	(106)	(922)
Net Cash Provided by (Used in) Investing Activities	965	8,613	(5,964)	3,406
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,007)	(568)	(1,243)	(572)
Net Increase in Cash and Cash Equivalents	3,698	1,282	7,047	3,668
Cash and Cash Equivalents at Beginning of Period	20,717	12,341	17,368	9,955
Cash and Cash Equivalents at End of Period	$24,415	$13,623	$24,415	$13,623
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$23,550	$12,334	$23,550	$12,334
Cheques and other items in transit, net	865	1,289	865	1,289
	$24,415	$13,623	$24,415	$13,623
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$815	$687	$1,933	$1,726
Amount of income taxes paid in the period	$298	$258	$275	$1,068

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group Second Quarter Report 2011

Notes to Consolidated Financial Statements

April 30, 2011 (Unaudited)

Note 1: Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2010 as set out on pages 114 to 168 of our 2010 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2010 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our

Consolidated Balance Sheet. As at April 30, 2011, there was a $23 million ($nil as at April 30, 2010) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Specific Allowance at beginning of period	65	37	56	56	477	510	10	10	608	613
Provision for credit losses	20	26	109	143	68	80	(10)	-	187	249
Recoveries	-	3	30	28	20	10	-	-	50	41
Write-offs	(19)	(27)	(137)	(173)	(126)	(90)	-	-	(282)	(290)
Foreign exchange and other	2	-	1	-	(12)	(19)	-	-	(9)	(19)
Specific Allowance at end of period	68	39	59	54	427	491	-	10	554	594

General Allowance at beginning of period	28	23	379	334	832	928	46	45	1,285	1,330
Provision for credit losses	2	(3)	(25)	(20)	(11)	23	(8)	-	(42)	-
Foreign exchange and other	-	-	-	-	(38)	(39)	-	-	(38)	(39)
General Allowance at end of period	30	20	354	314	783	912	38	45	1,205	1,291
Total Allowance	98	59	413	368	1,210	1,403	38	55	1,759	1,885
Comprised of: Loans	98	59	413	368	1,187	1,403	38	55	1,736	1,885
Other credit instruments	-	-	-	-	23	-	-	-	23	-

	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Specific Allowance at beginning of period	52	33	47	51	481	507	10	5	590	596
Provision for credit losses	51	50	234	289	160	238	(10)	5	435	582
Recoveries	3	5	59	58	46	23	-	-	108	86
Write-offs	(42)	(49)	(284)	(344)	(245)	(251)	-	-	(571)	(644)
Foreign exchange and other	4	-	3	-	(15)	(26)	-	-	(8)	(26)
Specific Allowance at end of period	68	39	59	54	427	491	-	10	554	594

General Allowance at beginning of period	22	18	340	266	891	968	44	54	1,297	1,306
Provision for credit losses	8	2	14	24	(58)	(17)	(6)	(9)	(42)	-
Foreign exchange and other	-	-	-	24	(50)	(39)	-	-	(50)	(15)
General Allowance at end of period	30	20	354	314	783	912	38	45	1,205	1,291
Total Allowance	98	59	413	368	1,210	1,403	38	55	1,759	1,885
Comprised of: Loans	98	59	413	368	1,187	1,403	38	55	1,736	1,885
Other credit instruments	-	-	-	-	23	-	-	-	23	-

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2011 • 31

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”).

Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

Note 3: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and six months ended April 30, 2011 and 2010:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net cash proceeds (1)	1,423	1,492	1,200	-	2,623	1,492
Investment in securitization vehicle (2)	-	-	81	-	81	-
Deferred purchase price	39	66	36	-	75	66
Servicing liability	(8)	(11)	(5)	-	(13)	(11)
	1,454	1,547	1,312	-	2,766	1,547
Loans sold	1,444	1,520	1,284	-	2,728	1,520
Gain on sale of loans from new securitizations	10	27	28	-	38	27
Gain on sale of loans sold to revolving securitization vehicles	10	12	92	86	102	98

	Residential mortgages		Credit card loans		Total
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net cash proceeds (1)	2,122	1,823	1,200	-	3,322	1,823
Investment in securitization vehicle (2)	-	-	81	-	81	-
Deferred purchase price	68	84	36	-	104	84
Servicing liability	(12)	(14)	(5)	-	(17)	(14)
	2,178	1,893	1,312	-	3,490	1,893
Loans sold	2,153	1,857	1,284	-	3,437	1,857
Gain on sale of loans from new securitizations	25	36	28	-	53	36
Gain on sale of loans sold to revolving securitization vehicles	22	30	191	181	213	211
(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet by the bank.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:
			Residential mortgages		Credit card loans
For the three months ended			April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Weighted-average life (years)			3.96	4.65	1.00	1.00
Prepayment rate (%)			25.46	16.00	35.36	34.05
Interest rate (%)			3.62	4.12	21.47	21.17
Expected credit losses (%) (1)			-	-	4.69	4.58
Discount rate (%)			2.15	2.73	9.40	9.09

			Residential mortgages		Credit card loans
For the six months ended			April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Weighted-average life (years)			3.89	4.71	1.00	1.00
Prepayment rate (%)			22.46	16.00	36.53	35.33
Interest rate (%)			3.80	4.14	21.59	21.33
Expected credit losses (%) (1)			-	-	4.69	4.58
Discount rate (%)			2.24	2.77	9.31	9.16
(1)	As the residential mortgages are fully insured, there are no expected credit losses.

32 • BMO Financial Group Second Quarter Report 2011

Note 4: Variable Interest Entities

Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 128 to 130 of our 2010 Annual Report.

(Canadian $ in millions)	April 30, 2011								October 31, 2010
	Exposure to loss							Total assets	Exposure to loss							Total assets
	Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total		Undrawn facilities	(1)	Drawn facilities and loans provided	(2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,272		-		89	6	2,367	2,070	2,958		-		113	14	3,085	2,976
U.S. customer securitization vehicle	4,077		139		-	5	4,221	3,610	3,905		251		-	2	4,158	4,074
Bank securitization vehicles (3)	5,100		-		705	41	5,846	9,469	5,100		-		637	100	5,837	9,469
Credit protection vehicle – Apex (4)(5)	1,030		-		1,280	355	2,665	2,213	1,030		-		1,128	669	2,827	2,208
Structured investment vehicles (6)	89		3,457		-	28	3,574	3,680	171		5,097		-	30	5,298	5,225
Structured finance vehicles	na		na		7,168	-	7,168	9,734	na		na		4,745	-	4,745	5,330
Capital and funding trusts	43		12		2	-	57	1,279	43		12		2	-	57	1,277
Total	12,611		3,608		9,244	435	25,898	32,055	13,207		5,360		6,625	815	26,007	30,559
Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	67		-		65	-	132	65	200		-		196	-	396	196
Capital and funding trusts	4,169		6,831		580	45	11,625	8,901	4,081		6,919		740	76	11,816	9,673
Structured finance vehicles	-		-		26	-	26	26	-		-		27	-	27	27
Total	4,236		6,831		671	45	11,783	8,992	4,281		6,919		963	76	12,239	9,896
(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at April 30, 2011 and October 31, 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans - Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $63 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $290 million of deferred purchase price ($261 million in 2010) and $352 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at April 30, 2011 and October 31, 2010.
(7)	Total assets held as at April 30, 2011 are comprised of a loan of $36 million ($135 million as at October 31, 2010) and $29 million of other assets ($61 million as at October 31, 2010).

na - not applicable

BMO Financial Group Second Quarter Report 2011 • 33

Note 5: Financial Instruments

Change in Accounting Policy

On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	April 30, 2011	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010
Fair value of securities at beginning of period	387	435	606	791	1,038
Net sales/maturities	(82)	(41)	(175)	(183)	(227)
Fair value change recorded in other comprehensive income	3	(3)	(2)	(5)	24
Other than temporary impairment recorded in income	-	-	-	-	(8)
Impact of foreign exchange	(1)	(4)	6	3	(36)
Fair value of securities at end of period	307	387	435	606	791

For the six months ended	April 30, 2011	April 30, 2010
Fair value of securities at beginning of period	435	1,378
Net sales/maturities	(123)	(570)
Fair value change recorded in Other Comprehensive Income	-	62
Other than temporary impairment recorded in income	-	(17)
Impact of foreign exchange	(5)	(62)
Fair value of securities at end of period	307	791

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 117, 132 and 160 to 161 in our 2010 Annual Report for further discussion on the determination of fair value.

(Canadian $ in millions)			April 30, 2011			October 31, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	24,415	24,415	-	17,368	17,368	-
Interest bearing deposits with banks	3,336	3,336	-	3,186	3,186	-
Securities	120,584	120,671	87	123,399	123,433	34
Securities borrowed or purchased under resale agreements	33,040	33,040	-	28,102	28,102	-
Loans
Residential mortgages	49,560	50,045	485	48,715	49,531	816
Consumer instalment and other personal	52,189	52,319	130	51,159	51,223	64
Credit cards	1,936	1,936	-	3,308	3,308	-
Business and governments	66,127	65,858	(269)	68,338	68,084	(254)
	169,812	170,158	346	171,520	172,146	626
Customers’ liability under acceptances	6,620	6,618	(2)	7,001	6,998	(3)
Allowance for credit losses	(1,736)	(1,736)	-	(1,878)	(1,878)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	174,696	175,040	344	176,643	177,266	623
Derivative instruments	44,268	44,268	-	49,759	49,759	-
Premises and equipment	1,519	1,519	-	1,560	1,560	-
Goodwill	1,584	1,584	-	1,619	1,619	-
Intangible assets	848	848	-	812	812	-
Other assets	8,938	8,938	-	9,192	9,192	-
	413,228	413,659	431	411,640	412,297	657
Liabilities
Deposits	253,387	253,519	132	249,251	249,544	293
Derivative instruments	41,145	41,145	-	47,970	47,970	-
Acceptances	6,620	6,620	-	7,001	7,001	-
Securities sold but not yet purchased	23,631	23,631	-	16,438	16,438	-
Securities lent or sold under repurchase agreements	43,912	43,912	-	47,110	47,110	-
Other liabilities	16,570	16,640	70	17,414	17,504	90
Subordinated debt	5,208	5,382	174	3,776	3,947	171
Capital trust securities	400	411	11	800	823	23
Shareholders’ equity	22,355	22,355	-	21,880	21,880	-
	413,228	413,615	387	411,640	412,217	577
Total fair value adjustment			44			80

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 • BMO Financial Group Second Quarter Report 2011

Financial Instruments Designated as Held for Trading

A portion of our structured note liabilities has been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease of $1 million and an increase of $46 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2011 (increase of $30 million and $4 million, respectively, for the three and six months ended April 31, 2010). This includes a decrease of $11 million and $7 million, respectively, for the three and six months ended April 30, 2011 attributable to changes in our credit spread (increase of $17 million and $11 million, respectively, for the three and six months ended April 30, 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

    The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to April 30, 2011 was an unrealized loss of $36 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

    The fair value and amount due at contractual maturity of these structured notes accounted for as held for trading as at April 30, 2011 were $4,161 million and $4,297 million, respectively ($3,976 million and $4,084 million, respectively, as at October 31, 2010).

    We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at April 30, 2011 was $4,471 million ($4,153 million as at October 31, 2010). The impact of recording these as trading securities was an increase of $37 million and a decrease $25 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2011 (increase of $36 million and $128 million, respectively, for the three and six months ended April 30, 2010). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

BMO Financial Group Second Quarter Report 2011 • 35

Fair Value Measurement

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs

(Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)			April 30, 2011	October 31, 2010

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	19,671	-	-	15,932	72	-
Canadian provincial and municipal governments	4,939	155	-	3,910	5	-
U.S. federal government	3,698	-	-	8,060	-	-
U.S. states, municipalities and agencies	162	56	-	849	205	-
Other governments	1,864	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	779	198	-	859	-	211
Corporate debt	7,526	3,523	1,199	7,419	3,595	1,358
Corporate equity	28,400	1,045	-	27,267	603	-
	67,039	4,977	1,199	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	13,636	-	-	14,701	-	-
Canadian provincial and municipal governments	1,407	265	-	1,442	253	-
U.S. federal government	4,684	-	-	5,658	-	-
U.S. states, municipalities and agencies	516	3,185	12	-	4,237	20
Other governments	7,386	738	-	9,455	587	-
Mortgage-backed securities and collateralized mortgage obligations	549	8,061	-	688	8,204	20
Corporate debt	3,409	235	1,547	2,959	133	1,500
Corporate equity	122	182	342	139	178	369
	31,709	12,666	1,901	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	23,631	-	-	16,438	-	-
Structured note liabilities	-	4,161	-	-	3,976	-
	23,631	4,161	-	16,438	3,976	-
Derivative Assets
Interest rate contracts	17	22,385	136	24	33,862	217
Foreign exchange contracts	53	15,810	-	45	10,089	-
Commodity contracts	2,112	559	-	2,207	382	-
Equity contracts	1,815	586	3	1,028	617	8
Credit default swaps	-	645	147	-	1,120	160
	3,997	39,985	286	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	18	21,544	42	38	32,593	48
Foreign exchange contracts	17	14,718	-	20	9,517	-
Commodity contracts	1,562	226	-	2,087	501	-
Equity contracts	131	2,269	74	53	2,109	71
Credit default swaps	-	542	2	-	930	3
	1,728	39,299	118	2,198	45,650	122

36 • BMO Financial Group Second Quarter Report 2011

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

    Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

    Sensitivity analysis at April 30, 2011 for the most significant Level 3 instruments is provided below.

    Within Level 3 trading securities is corporate debt of $1,176 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

    Within Level 3 available-for-sale corporate debt securities is the deferred purchase price of $630 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $83 million and $(83) million, respectively.

    Within derivative assets and derivative liabilities as at April 30, 2011 was $282 million and $44 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2011.

    During the quarter ended April 30, 2011, $45 million of corporate debt securities within trading securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices.

    During the six months ended April 30, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third-party vendor and are based on a larger volume of market prices.

    During the six months ended April 30, 2011, derivative assets of $6 million and derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

    During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The tables on the following page present a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Second Quarter Report 2011 • 37

(Canadian $ in millions)
		Change in Fair Value
For the three months ended April 30, 2011	Balance, January 31, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at April 30, 2011	Unrealized Gains (losses) (2)
Trading Securities
Corporate debt	1,302	(56)	-	-	-	(2)	(45)	1,199	(64)
Total trading securities	1,302	(56)	-	-	-	(2)	(45)	1,199	(64)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	18	-	(1)	-	(5)	-	-	12	(1)
Corporate debt	1,429	55	24	88	(19)	(30)	-	1,547	24
Corporate equity	360	(1)	(19)	3	(1)	-	-	342	(19)
Total available-for-sale securities	1,807	54	4	91	(25)	(30)	-	1,901	4
Derivative Assets
Interest rate contracts	182	(8)	-	-	-	(38)	-	136	136
Equity contracts	3	-	-	-	-	-	-	3	3
Credit default swaps	141	3	-	3	-	-	-	147	147
Total derivative assets	326	(5)	-	3	-	(38)	-	286	286
Derivative Liabilities
Interest rate contracts	39	-	-	3	-	-	-	42	42
Equity contracts	68	8	-	-	-	(2)	-	74	74
Credit default swaps	3	-	-	-	-	(1)	-	2	2
Total derivative liabilities	110	8	-	3	-	(3)	-	118	118

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2011 are included in Accumulated Other Comprehensive Income.

(Canadian $ in millions)
		Change in Fair Value
For the six months ended April 30, 2011	Balance, October 31, 2010	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at April 30, 2011	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	-	-	-	-	(207)	-	-
Corporate debt	1,358	(59)	-	42	(1)	(2)	(139)	1,199	(65)
Total trading securities	1,569	(63)	-	42	(1)	(2)	(346)	1,199	(65)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	20	1	(1)	-	(8)	-	-	12	(1)
Mortgage-backed securities and collateralized mortgage obligations	20	-	-	-	-	-	(20)	-	-
Corporate debt	1,500	(5)	20	124	(27)	(65)	-	1,547	20
Corporate equity	369	(6)	(25)	8	(4)	-	-	342	(25)
Total available-for-sale securities	1,909	(10)	(6)	132	(39)	(65)	(20)	1,901	(6)
Derivative Assets
Interest rate contracts	217	(13)	-	-	-	(68)	-	136	136
Equity contracts	8	1	-	-	-	-	(6)	3	3
Credit default swaps	160	(7)	-	3	-	(9)	-	147	147
Total derivative assets	385	(19)	-	3	-	(77)	(6)	286	286
Derivative Liabilities
Interest rate contracts	48	-	-	3	-	(9)	-	42	42
Equity contracts	71	14	-	-	-	(2)	(9)	74	74
Credit default swaps	3	-	-	-	-	(1)	-	2	2
Total derivative liabilities	122	14	-	3	-	(12)	(9)	118	118

(1) Includes cash settlement of derivative assets and derivative liabilities.	(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2011 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2011 are included in Accumulated Other Comprehensive Income.

38 • BMO Financial Group Second Quarter Report 2011

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at April 30, 2011, the bank held $151 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the six months ended April 30, 2011, we recorded write-downs of $17 million on these assets.

Note 6: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $9,904 million as at April 30, 2011 ($10,163 million as at October 31, 2010). None of the standby letters of credit or guarantees had an investment rating as at April 30, 2011 or October 31, 2010. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at April 30, 2011, $23 million ($9 million as at October 31, 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 2). No other amount was included in our Consolidated Balance Sheet as at April 30, 2011 and October 31, 2010 related to those standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,279 million as at April 30, 2011 ($14,009 million as at October 31, 2010), of which $11,259 million relates to facilities that are investment grade, $990 million that are non-investment grade and $1,030 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, as at October 31, 2010). As at April 30, 2011, $163 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million as at October 31, 2010), of which $139 million (US$147 million) ($251 million or US$246 million as at October 31, 2010) related to the U.S. customer securitization vehicle discussed in Note 4.

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at April 30, 2011, $3,457 million had been drawn ($5,097 million as at October 31, 2010) in accordance with the terms of the funding facilities related to the SIVs. As at April 30, 2011, no amounts had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($nil as at October 31, 2010) (See Note 4).

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at April 30, 2011 or October 31, 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $36,849 million as at April 30, 2011 ($40,650 million as at October 31, 2010), of which $34,690 million relates to swaps that are investment grade, $2,007 million are non-investment grade swaps and $152 million are not rated ($37,764 million, $2,622 million and $264 million, respectively, as at October 31, 2010). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $544 million as at April 30, 2011 ($933 million as at October 31, 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $318 million as at April 30, 2011 ($599 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum

BMO Financial Group Second Quarter Report 2011 • 39

amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $85 million as at

April 30, 2011 ($87 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Note 7: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $87 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. Contingent consideration of approximately $13 million is expected to be paid in future years related to this acquisition. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the FDIC for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million based on a revaluation of the net assets acquired. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the quarter ended January 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Future Acquisitions

Marshall & Ilsley Corporation (“M&I”)

On December 17, 2010, we announced that we had reached a definitive agreement to purchase M&I in a common stock-for-common stock transaction. The purchase price will depend on the number of M&I common shares outstanding at the closing date and is estimated at $4.1 billion. In addition, we have agreed to purchase M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury. The acquisition of M&I will strengthen our competitive position in the U.S. Midwest markets. Subject to regulatory approval and shareholders’ vote, the acquisition is expected to close in the third quarter of fiscal 2011. M&I will primarily be part of our Personal and Commercial Banking U.S. reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	LGM	AMCORE
Cash resources (1)	3	420
Securities	2	10
Loans	-	1,551
Premises and equipment	-	20
Goodwill	50	86
Intangible assets	31	24
Other assets	4	494
Total assets	90	2,605
Deposits	-	2,207
Other liabilities	3	153
Total liabilities	3	2,360
Purchase price	87	245

The allocation of the purchase price for LGM is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1) Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

40 • BMO Financial Group Second Quarter Report 2011

Note 8: Employee Compensation

Stock Options

During the six months ended April 30, 2011, we granted a total of 1,798,913 stock options (1,737,204 during the six months ended April 30, 2010). The weighted-average fair value of options granted during the six months ended April 30, 2011 was $10.60 per option ($9.97 during the six months ended April 30, 2010). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the six months ended	April 30, 2011	April 30, 2010
Expected dividend yield	4.7%	6.6%
Expected share price volatility	24.0%	27.5%
Risk-free rate of return	2.9%	2.9%
Expected period until exercise (in years)	6.5	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Benefits earned by employees	39	31	5	5
Interest cost on accrued benefit liability	63	64	13	14
Actuarial loss recognized in expense	23	19	2	1
Amortization of plan amendment costs	3	4	(2)	(1)
Expected return on plan assets	(80)	(74)	(1)	(1)
Benefits expense	48	44	17	18
Canada and Quebec pension plan expense	23	18	-	-
Defined contribution expense	3	3	-	-
Total pension and other employee future benefit expenses	74	65	17	18

	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Benefits earned by employees	77	64	11	10
Interest cost on accrued benefit liability	126	128	26	28
Actuarial loss recognized in expense	44	37	3	2
Amortization of plan amendment costs	7	8	(4)	(3)
Expected return on plan assets	(162)	(145)	(2)	(2)
Benefits expense	92	92	34	35
Canada and Quebec pension plan expense	38	32	-	-
Defined contribution expense	5	5	-	-
Total pension and other employee future benefit expenses	135	129	34	35

Note 9: Subordinated Debt

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 10: Deposits and Capital Trust Securities

Deposits

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bonds – Series 3. This deposit pays interest of 2.625% and matures on January 25, 2016.

Capital Trust Securities

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

BMO Financial Group Second Quarter Report 2011 • 41

Note 11: Share Capital

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

During the quarter ended April 30, 2010, we did not issue or redeem any preferred shares.

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase for cancellation up to 15,000,000 of our common shares during the period from December 16, 2010 to December 15, 2011.

We did not repurchase any common shares under the existing normal course issuer bid. We did not repurchase any common shares under our previous normal course issuer bid, which expired on December 1, 2010.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2011		October 31, 2010
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 10 (b)	12,000,000	396	12,000,000	396	common shares (c)
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares - class B-series 17 (d)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares - class B-series 19 (d)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares - class B-series 22 (d)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B-series 24 (d)
Class B – Series 25	11,600,000	290	-	-	preferred shares - class B-series 26 (d)
		2,861		2,571
Common Shares	569,675,638	7,090	566,468,440	6,927
Share Capital		9,951		9,498
(a)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2010 on pages 145 to 149 of our 2010 Annual Report.
(b)	Face value is US$300 million.
(c)	The number of shares issuable on conversion is not determinable until the date of conversion.
(d)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(e)	The stock options issued under stock option plan are convertible into 14,832,046 common shares as at April 30, 2011 (15,232,139 common shares as at October 31, 2010).

Note 12: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income	800	745	1,576	1,402
Dividends on preferred shares	(34)	(34)	(68)	(69)
Net income available to common shareholders	766	711	1,508	1,333
Average number of common shares outstanding (in thousands)	568,829	558,320	568,052	556,120
Basic earnings per share (Canadian $)	1.35	1.27	2.65	2.40

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2011	April 30, 2010	April 30, 2011	April 30, 2010
Net income available to common shareholders adjusted for dilution effect	766	711	1,508	1,333
Average number of common shares outstanding (in thousands)	568,829	558,320	568,052	556,120
Convertible shares	248	252	248	252
Stock options potentially exercisable (1)	10,539	11,671	10,417	11,053
Common shares potentially repurchased	(8,209)	(8,375)	(8,057)	(7,873)
Average diluted number of common shares outstanding (in thousands)	571,407	561,868	570,660	559,552
Diluted earnings per share (Canadian $)	1.34	1.26	2.64	2.38
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,195,243 and 1,511,558, with a weighted-average exercise price of $65.81 and $64.66, respectively, for the three months and six months ended April 30, 2011 (2,421,479 and 3,134,100 with a weighted-average exercise price of $61.34 and $59.98, respectively, for the three months and six months ended April 30, 2010) as the average share price for the period did not exceed the exercise price.

42 • BMO Financial Group Second Quarter Report 2011

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at April 30, 2011. Our capital position as at April 30, 2011 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 14: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at April 30, 2011 are outlined in the Risk Management section on page 10 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

BMO Financial Group Second Quarter Report 2011 • 43

Corporate Services

Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

U.S. Mid-Market Client Accounts

Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

44 • BMO Financial Group Second Quarter Report 2011

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	1,059	283	108	297	(127)	1,620
Non-interest revenue	416	66	474	539	102	1,597
Total Revenue	1,475	349	582	836	(25)	3,217
Provision for credit losses	136	35	2	30	(58)	145
Amortization	36	17	8	7	49	117
Non-interest expense	744	230	429	461	42	1,906
Income before taxes and non-controlling interest in subsidiaries	559	67	143	338	(58)	1,049
Income taxes	158	25	42	103	(97)	231
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	401	42	101	235	21	800
Average Assets	152,659	29,392	15,501	204,413	9,733	411,698
Goodwill (As At)	120	946	407	109	2	1,584

For the three months ended April 30, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	990	259	87	380	(194)	1,522
Non-interest revenue	418	77	471	540	21	1,527
Total Revenue	1,408	336	558	920	(173)	3,049
Provision for credit losses	121	31	2	67	28	249
Amortization	34	15	10	8	52	119
Non-interest expense	688	219	392	461	(49)	1,711
Income before taxes and non-controlling interest in subsidiaries	565	71	154	384	(204)	970
Income taxes	171	25	39	124	(152)	207
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	394	46	115	260	(70)	745
Average Assets	143,649	31,627	14,094	199,056	4,802	393,228
Goodwill (As At)	118	1,016	360	113	2	1,609

For the six months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	2,168	573	211	633	(338)	3,247
Non-interest revenue	835	138	1,032	1,166	145	3,316
Total Revenue	3,003	711	1,243	1,799	(193)	6,563
Provision for credit losses	272	72	4	60	(15)	393
Amortization	70	36	17	14	98	235
Non-interest expense	1,483	472	879	947	53	3,834
Income before taxes and non-controlling interest in subsidiaries	1,178	131	343	778	(329)	2,101
Income taxes	333	47	89	286	(266)	489
Non-controlling interest in subsidiaries	-	-	-	-	36	36
Net Income	845	84	254	492	(99)	1,576
Average Assets	151,979	30,425	15,242	207,194	9,995	414,835
Goodwill (As At)	120	946	407	109	2	1,584

For the six months ended April 30, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis	)
Net interest income	2,008	524	174	741	(393)	3,054
Non-interest revenue	812	161	934	1,022	91	3,020
Total Revenue	2,820	685	1,108	1,763	(302)	6,074
Provision for credit losses	241	62	4	132	143	582
Amortization	67	31	19	17	100	234
Non-interest expense	1,366	445	785	923	(84)	3,435
Income before taxes and non-controlling interest in subsidiaries	1,146	147	300	691	(461)	1,823
Income taxes	349	50	74	219	(308)	384
Non-controlling interest in subsidiaries	-	-	-	-	37	37
Net Income	797	97	226	472	(190)	1,402
Average Assets	142,479	32,402	13,839	200,317	4,441	393,478
Goodwill (As At)	118	1,016	360	113	2	1,609
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Second Quarter Report 2011 • 45

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,251	340	29	1,620
Non-interest revenue	1,266	299	32	1,597
Total Revenue	2,517	639	61	3,217
Provision for credit losses	69	77	(1)	145
Amortization	88	28	1	117
Non-interest expense	1,360	496	50	1,906
Income before taxes and non-controlling interest in subsidiaries	1,000	38	11	1,049
Income taxes	241	(13)	3	231
Non-controlling interest in subsidiaries	14	4	-	18
Net Income	745	47	8	800
Average Assets	274,524	117,095	20,079	411,698
Goodwill (As At)	496	1,067	21	1,584

For the three months ended April 30, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,174	319	29	1,522
Non-interest revenue	1,158	330	39	1,527
Total Revenue	2,332	649	68	3,049
Provision for credit losses	139	123	(13)	249
Amortization	89	29	1	119
Non-interest expense	1,221	449	41	1,711
Income before taxes and non-controlling interest in subsidiaries	883	48	39	970
Income taxes	192	17	(2)	207
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	678	26	41	745
Average Assets	258,367	106,110	28,751	393,228
Goodwill (As At)	442	1,146	21	1,609

For the six months ended April 30, 2011	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	2,507	688	52	3,247
Non-interest revenue	2,587	604	125	3,316
Total Revenue	5,094	1,292	177	6,563
Provision for credit losses	185	209	(1)	393
Amortization	176	57	2	235
Non-interest expense	2,756	976	102	3,834
Income before taxes and non-controlling interest in subsidiaries	1,977	50	74	2,101
Income taxes	465	16	8	489
Non-controlling interest in subsidiaries	27	9	-	36
Net Income	1,485	25	66	1,576
Average Assets	273,785	119,516	21,534	414,835
Goodwill (As At)	496	1,067	21	1,584

For the six months ended April 30, 2010	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	2,323	666	65	3,054
Non-interest revenue	2,234	663	123	3,020
Total Revenue	4,557	1,329	188	6,074
Provision for credit losses	277	313	(8)	582
Amortization	176	56	2	234
Non-interest expense	2,477	874	84	3,435
Income before taxes and non-controlling interest in subsidiaries	1,627	86	110	1,823
Income taxes	360	18	6	384
Non-controlling interest in subsidiaries	27	10	-	37
Net Income	1,240	58	104	1,402
Average Assets	257,737	108,398	27,343	393,478
Goodwill (As At)	442	1,146	21	1,609

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

46 • BMO Financial Group Second Quarter Report 2011